SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                           For the month of July, 2006

                              RYANAIR HOLDINGS PLC
                (Translation of registrant's name into English)

                     c/o Ryanair Ltd Corporate Head Office
                                 Dublin Airport
                             County Dublin Ireland
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________





                         RYANAIR ANNOUNCES 6 NEW ROUTES

           GLASGOW PRESTICK TO EINDHOVEN (HOLLAND) AND RIGA (LATVIA)

  FRANKFURT HAHN TO BALATON (HUNGARY), BIARRITZ, NANTES, (FRANCE) AND VALENCIA
                                    (SPAIN)


Ryanair, Europe's largest low fares airline, today (Thursday, 20th July 2006) announced 6 new routes from Glasgow (2) and Frankfurt (4). From 31st October 2006, Ryanair will start flights from Glasgow to Eindhoven and Riga while on the same date Ryanair will also start flights from Frankfurt to Balaton, Biarritz, Nantes and Valencia.

Announcing these new routes Peter Sherrard, Head of Communications for Ryanair said:

   "This brings the total number of routes served by Ryanair from Glasgow
    Prestwick to 23 and the total from Frankfurt Hahn to 41 and will result in an additional 350,000 passengers p.a. across the Ryanair network. Seats on all of these new routes are on sale today on www.ryanair.com from GBP2.49*.

    "Ryanair's "no fuel surcharge guarantee" is widening the gap between our low fares and the high prices of our fuel surcharging competitors and this is driving millions of additional passengers to Ryanair. Ryanair is the only airline to guarantee its passengers that they will never pay a fuel surcharge, not today, not tomorrow, not ever".

FROM               TO         STARTS       FREQUECY        FARES FROM*
Glasgow Prestwick  Eindhoven  31st Oct     5 x week              GBP2.49
Glasgow Prestwick  Riga       31st Oct     4 x week              GBP2.49
Frankfurt Hahn     Balaton    31st Oct     3 x week              EUR2.99
Frankfurt Hahn     Biarritz   31st Oct     3 x week              EUR2.99
Frankfurt Hahn     Nantes     31st Oct     3 x week              EUR2.99
Frankfurt Hahn     Valencia   31st Oct     Daily                 EUR2.99


*One way ex taxes and charges

Ends.                        Thursday, 20th July 2006

For further information:

Peter Sherrard - Ryanair     Pauline McAlester - Murray Consultants
Tel: 00 353 1 812 1228       Tel: 00 353 1 4980 300



                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                    RYANAIR HOLDINGS PLC


Date:  20 July, 2006

                                    By:___/s/ James Callaghan____

                                    James Callaghan
                                    Company Secretary & Finance Director